UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13G

           Under the Securities Exchange Act of 1934*

              Patriot Transportation Holding, Inc.

                       (Name of Issuer)

                         Common Stock

               (Title of Class of Securities)


                         70337B102
                      (CUSIP Number)

                     December 31, 2010

    (Date of Event Which Requires Filing of this Statement)

                    Daniel B. Nunn, Jr.
                  Fowler White Boggs P.A.
                   50 North Laura Street
                         Suite 2800
               Jacksonville, Florida  32202
                     (904) 598-3118

(Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [x] Rule 13d-1(d)


      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        SCHEDULE 13G

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CUSIP No.: 70337B102
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1  NAME OF REPORTING PERSON
    Edward L. Baker and Thompson S. Baker II as trustees of the separate trust for Edward L. Baker created under the Cynthia L. Baker trust U/A/D April 30, 1965.
-------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [   ]
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3  SEC USE ONLY
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4  CITIZENSHIP OR PLACE OF ORGANIZATION
    Florida
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                                5  SOLE VOTING POWER
                                     141,158
NUMBER OF SHARES	        -----------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			        0
     EACH			-----------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			     141,158
     WITH			-----------------------------------
                                8  SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    141,158
--------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [   ]
--------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.57%
--------------------------------------------------------------------

12  TYPE OF REPORTING PERSON
      00/IN
--------------------------------------------------------------------

                          SCHEDULE 13G

--------------------------------------------------------------------
CUSIP No.: 70337B102
--------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Edward L. Baker
--------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [   ]
--------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                      89,897
NUMBER OF SHARES		------------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			      141,158
     EACH			------------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			      89,897
     WITH			------------------------------------
                                8  SHARED DISPOSITIVE POWER
                                      141,158
--------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   251,997
-------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [    ]
-------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.16%
-------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
------------------------------------------------------------------

                        SCHEDULE 13G

------------------------------------------------------------------
CUSIP No.: 70337B102
------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Thompson S. Baker II
------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X]
                                                        (b) [   ]
------------------------------------------------------------------
3  SEC USE ONLY
------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
------------------------------------------------------------------
                                5  SOLE VOTING POWER
                                     19,143
NUMBER OF SHARES		----------------------------------
  BENEFICIALLY			6  SHARED VOTING POWER
   OWNED BY			      143,357
     EACH			----------------------------------
   REPORTING			7  SOLE DISPOSITIVE POWER
    PERSON			     19,143
     WITH			----------------------------------
                                8  SHARED DISPOSITIVE POWER
                                     143,357
-----------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   40,075
-----------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES [    ]
-----------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       1.3%
-----------------------------------------------------------------
12  TYPE OF REPORTING PERSON
    IN
-----------------------------------------------------------------

Item 1.

	(a)	The name of the Issuer is Patriot Transportation
Holding, Inc.

	(b)	The Issuer's principal executive offices are
located at 501 Riverside Avenue, Suite 500, Jacksonville, Florida
32202.

Item 2.

	(a)	This Schedule 13G is filed on behalf of Edward L.
Baker and Thompson S. Baker II, as trustees for the separate trust for Edward L. Baker created under the Cynthia L. Baker trust U/D/A April 30, 1965 (the "ELB Trust"), and Edward L. Baker and Thompson
S. Baker II, individually (each, a "Reporting Person").

	(b)	The principal executive offices of the ELB Trust
are located at Bessemer Trust Company, Attention: Paul Barkus, 630 Fifth Avenue, New York, NY 10111.

		The principal business address for Edward L. Baker, is 501 Riverside Avenue, Suite 500, Jacksonville, Florida 32202.
The principal business address for Thompson S. Baker II, is 501
Riverside Avenue, Suite 500, Jacksonville, Florida 32202.

	(c)	The Cynthia L. Baker Trust (the "CLB Trust") was
organized as a Florida trust on April 30, 1965.   The individual
Reporting Persons are citizens of the United States.

	(d)	This Schedule 13G relates to the common stock of
the Issuer, par value $.10 per share. Subsequent to December 31, 2010, the Issuer's common stock was split 3-for-1. Because the stock split had not taken place as of December 31, 2010, the numbers pertaining to the common stock contained in this Schedule 13G do not give effect to the stock split.

	(e)	The CUSIP number of the common stock is 70337B102.

Item 3.

	Not applicable

Item 4.

	(a)	Amount beneficially owned:

		1)	ELB Trust:		141,158

		2)	Edward L. Baker:	251,997

		3)	Thompson S. Baker II:    40,075

		Total:				292,072 shares

	(b)	Percent of class:

		1)	ELB Trust:		4.57%

		2)	Edward L. Baker:	8.16%

		3)	Thompson S. Baker II:	 1.3%

		Total:				9.46%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

			1)	ELB Trust:	 	141,158

			2)	Edward L. Baker: 	 89,897

			3)	Thompson S. Baker II:	 19,143

			Total:				250,198

		(ii)	Shared power to vote or to direct the vote:

			1)	ELB Trust:		      0

			2)	Edward L. Baker:        141,158

			3)	Thompson S. Baker II:	143,357

			Total:				143,357

		(iii)	Sole power to dispose or to direct the
disposition of:

			1)	ELB Trust:		141,158

			2)	Edward L. Baker:	 89,897

			3)	Thompson S. Baker II:	 19,143

			Total:	 		 	250,198

		(iv)	Shared power to dispose or to direct the
disposition of:

			1)	ELB Trust:		     0

			2)	Edward L. Baker:	141,158

			3)	Thompson S. Baker II:	143,357

			Total: 				143,357

Edward L. Baker - Voting and Dispositive Power

	Edward L. Baker has sole voting and dispositive power over 58,199 shares that he holds as trustee of certain trusts for the benefit of the children of John D. Baker II, 26,191 shares owned by his Living Trust and 5,507 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 141,158 shares held by the ELB Trust.

Edward L. Baker - Beneficial Ownership

	The beneficial ownership total of Edward L. Baker shown above includes the 141,158 shares held by the ELB Trust. Mr. Baker's reported beneficial ownership total also includes (i) 18,000 shares issuable under options that are exercisable within 60 days of December 31, 2010, (ii) 5,507 shares that he holds directly, (iii) 26,191 shares owned by his Living Trust, (iv) 2,542 shares held in a retirement account, (v) 400 shares owned by his wife as to which he disclaims beneficial ownership, and
(vi) 58,199 shares that he holds as trustee for the benefit of the children of John D. Baker II as to which he disclaims beneficial ownership.

Thompson S. Baker II - Voting and Dispositive Power

	Thompson S. Baker II has sole voting and dispositive power over 19,143 shares that he holds directly.

	Mr. Baker has shared voting and dispositive power with respect to the 141,158 shares held by the ELB Trust and 2,199 shares held in trust for the benefit of his children.

Thompson S. Baker II - Beneficial Ownership

	The beneficial ownership of Thompson S. Baker II shown above includes (i) 19,130 shares that he holds directly, (ii) 7 shares held in a retirement account and (iii) 18,000 shares issuable under options that are exercisable within 60 days of December 31, 2010. Mr. Baker's reported beneficial ownership total does not include (i) the 2,199 shares held in trust for the benefit of his children, (ii) the 141,014 shares held by the ELB Trust or (iii) 733 shares owned by his wife. Mr.
Baker disclaims beneficial ownership of those shares.

Item 5.	  Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

	Not applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

	ELB Trust
	Edward L. Baker
	Thompsons S. Baker II

	Each Reporting Person may also be deemed to be members of a group with John D. Baker II and Edward L. Baker II.
Each Reporting Person disclaims beneficial ownership of the shares owned by such persons.

Item 9.  Notice of Dissolution of Group.

	Not applicable.

Item 10.  Certification.

	Not applicable.

                            SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:  February 3, 2011



			/s/ Edward L. Baker
			_________________________________
			Edward L. Baker

			/s/ Thompson S. Baker II
			_________________________________
			Thompson S. Baker II

			/s/ Edward L. Baker
			________________________________________
			Edward L. Baker, as Trustee of ELB Trust

			/s/ Thompson S. Baker II
			_______________________________________
			Thompson S. Baker II, as Trustee of ELB
			 Trust